Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(Harmony and/or the Company)

HARMONY PUBLISHES ITS 2024 FINANCIAL REPORT ON THE JSE CLOUDLINK

Johannesburg, Tuesday, 29 October 2024. The Company refers Harmony shareholders to the announcement released on the Stock Exchange News Services on Friday, 25 October 2024 wherein it announced the publication and distribution of its annual reporting suite for the financial year ended 30 June 2024 (FY24).

The documents forming part of the FY24 annual reporting suit are available at https://www.harmony.co.za/investors/annual-reports/2024/ and at https://www.har.co.za/24/.

Shareholders are further advised that the 2024 Group Financial Report is also available on the JSE cloudlink https://senspdf.jse.co.za/documents/2024/jse/isse/HARE/AFS2024.pdf.

Ends.

For more details contact:
Shela Mohatla
Executive: Group Company Secretary
+27 (0)71 571 4249

Johannesburg, South Africa
29 October 2024

Sponsor: J.P. Morgan Equities South Africa Propriety Limited